SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                RSV BANCORP, INC.
            ---------------------------------------------------------
                            (Name of Subject Company)

                                RSV BANCORP, INC.
            ---------------------------------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   74975M 10 7
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Mr. Gerard R. Kunic
                                    President
               2000 Mt. Troy Road, Pittsburgh, Pennsylvania 15212
                                 (412) 322-6107
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             Samuel J. Malizia, Esq.
                             Joan S. Guilfoyle, Esq.
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660

--------------------------------------------------------------------------------

                                             CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION                                                 AMOUNT OF
VALUATION*: $3,838,000                                      FILING FEE: $768.00
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 202,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $19.00 per share in cash.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

         Amount Previously Paid:   $768.00.           Filing Party:     RSV Bancorp, Inc..
         Form or Registration No.: Schedule TO-I.     Date Filed:       September 14, 2004.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party  tender offer  subject to Rule 14d-1.          [X] issuer  tender offer subject to Rule 13e-4.
[ ] going-private  transaction subject to Rule 13e-3.           [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

                                   SCHEDULE TO

         This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on September 14, 2004 and amended on October 1, 2004 relating to the issuer tender offer of RSV Bancorp, Inc., a Pennsylvania corporation, to purchase up to 202,000 shares of its common stock, $0.10 par value per share. RSV Bancorp, Inc. is offering to purchase these shares at a price not greater than $19.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and
(a)(1)(ii), respectively. This Amendment No. 3 to Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         On October 15, 2004, RSV Bancorp, Inc. announced that it was extending the expiration date of its offer from 5:00 p.m., New York City Time on October 15, 2005 to 5:00 p.m., New York City Time on October 22, 2004. A copy of the press release announcing the extension is filed as Exhibit (a)(5)(ix) hereto.

ITEM 12.          EXHIBITS.

         (a)(1)(i)      Offer to Purchase, dated September 14, 2004.*
         (a)(1)(ii)     Letter of Transmittal.*
         (a)(1)(iii)    Instruction Form for Shares Held by 401(k) Plan.*
         (a)(2)         None.
         (a)(3)         None.
         (a)(4)         None
         (a)(5)(i)      Notice of Guaranteed Delivery.*
         (a)(5)(ii)     Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.*
         (a)(5)(iii)    Letter from  Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees to their Clients.*
         (a)(5)(iv)     Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.*
         (a)(5)(vi)     Letter to Stockholders of the Corporation, dated
                          September 14, 2004, from Gerard R. Kunic, President.*
         (a)(5)(vii)    Text of Press Release issued by the Corporation, dated
                          September 14, 2004.*
         (a)(5)(viii)   Text of Press Release issued by the Corporation, dated
                          October 1, 2004*

         (a)(5)(ix)     Text of Press Release issued by the Corporation, dated
                          October 15, 2004

         (b)            Not applicable.
         (d)            Not applicable.
         (g)            Not applicable.
         (h)            Not applicable.
         _____
         *        Previously filed

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004.


                                            RSV BANCORP, INC.



                                            By:  /s/Gerard R. Kunic
                                                 -------------------------------
                                                 Gerard R. Kunic
                                                 President

                                                                    (a)(5)(viii)
                                                                    ------------


FOR IMMEDIATE RELEASE
October 15, 2004

RSV BANCORP, INC.                            FOR FURTHER INFORMATION CONTACT:
2000 Mt. Troy Road                           Mr. Gerard R. Kunic
Pittsburgh, Pennsylvania 15212               President
                                             (412) 322-6107

                            RSV BANCORP, INC. EXTENDS
                        EXPIRATION DATE OF DUTCH AUCTION
                                  TENDER OFFER

         PITTSBURGH, PENNSYLVANIA: RSV Bancorp, Inc. (OTCBB: RSVI) announced today that it was extending the expiration date of its previously-announced modified Dutch Auction tender offer from 5:00 p.m., New York City Time, on October 15, 2004 to 5:00 p.m, New York City Time on October 22, 2004. As of the close of business yesterday, approximately 14,224 shares had been tendered into the offer. All other terms of the offer remain the same.

            The Company is the holding company of Mt. Troy Bank, a federally chartered stock savings bank which conducts its business from its main office in Reserve Township, Pennsylvania and a full-service North Hills office located in the McIntyre Square shopping center in McCandless, Pennsylvania. The Company's common stock is traded on the OTC Bulletin Board under the symbol "RSVI."

         D. F. King & Co., Inc. acts as the information agent, and Registrar and Transfer Company is the depositary for the shares tendered. Questions to or requests for assistance may be directed to D. F. King & Co., Inc., toll free at
(800) 207-3158.

         Neither RSV nor its Board of Directors nor the information agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of RSV common stock. The offer is made solely by the offer to purchase dated September 14, 2004 and the related letter of transmittal.